                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO.    )*
                                           ----
                       FIRST CAPITAL RESOURCES.COM, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   46638P107
--------------------------------------------------------------------------------
                                (CUSIP Number)

                 Derri Davisson, First American Capital Trust
         4500 - 140th Avenue N., Suite 220, Clearwater, Florida 33762
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 APRIL 1, 1999
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                        (Continued on following pages)


                             (Page 1 of 10 Pages)



---------------
        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.      46638P107               13D      PAGE    2     OF    10   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
                          DERRI DAVISSON, AS TRUSTEE

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                  ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                                                                            OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                 UNITED STATES
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                                                         10,000,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                                                                 -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                                                        10,000,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                                                           -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    10,000,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             92.8%

          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                                                                            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.      46638P107               13D      PAGE    3     OF    10   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
                         FIRST AMERICAN CAPITAL TRUST

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                  59-7004293
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                                                                            OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                    FLORIDA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                                                         10,000,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                                                                 -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                                                        10,000,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                                                           -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    10,000,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             92.8%

          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                                                                            OO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.      46638P107               13D      PAGE    4     OF    10   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
                                FACT SOUTH, LLC

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                  59-3633731
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                                                                            OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                    FLORIDA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                                                         10,000,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                                                                 -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                                                        10,000,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                                                           -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 10,000,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             92.8%

          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                                                                            OO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.      928559 10 3            13D                PAGE  5  of  10  PAGES
         ---------------------                               -----  ------


ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock, $.001 par value per share ("Common Stock") of First Capital Resources.com, Inc (the "Issuer"). The principal executive offices of the Issuer are located at 4500 140th Avenue N., Suite 220, Clearwater, Florida, 33762.

ITEM 2.  IDENTITY AND BACKGROUND.

         (A, B, C AND F)   This Statement is being filed by (i) Derri Davisson,
(ii) First American Capital Trust, a business trust formed under the laws of the State of Florida ("FACT") and (iii) FACT South, LLC, a limited liability company formed under the laws of the State of Florida ("FACT South"). Derri Davisson is the sole trustee of FACT. FACT owns a ninety-two percent (92%) interest in FACT South. FACT South directly owns a ninety-two and eight-tenths percent (92.8%) interest in the Issuer. At the time of the event giving rise to the requirement to file this Statement, the sole trustee of FACT was Mr. Spiro Lazzaro. Ms. Davisson and Mr. Stephen Miller became the trustees of FACT on September 21, 1999. Mr. Miller resigned as a trustee of FACT on June 30, 2000, and Ms. Davisson became sole trustee of FACT at that time.

         Derri Davisson's business address is c/o First American Capital Trust, 4500 140th Avenue N., Clearwater, Florida 33762. Ms. Davisson's principal business is serving as trustee of FACT and President and Director for the Issuer. Ms. Davisson is a United States citizen.

         The principal business address for FACT and FACT South is also 4500 140th Avenue N., Clearwater, Florida 33762. FACT is a business trust organized under Florida law and FACT South is a limited liability company organized under Florida law.

         (D AND E)   During the last five years, none of Ms. Davisson,
FACT or FACT South has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Issuer was originally formed in 1986 as a Utah corporation under the name Jackal Industries, Inc. It was reorganized under Nevada law on December 30, 1993. It changed its name to First Capital Resources.com, Inc. on April 13, 1999. On April 1, 1999, FACT South sold 100% of the capital stock in its three subsidiaries, (Carnet, Inc. ("Carnet"), Southeast Dealers Acceptance, Inc. ("SEDA"), and Affordable Dealer

CUSIP No.      928559 10 3            13D                PAGE  6  of  10  PAGES
         ---------------------                               -----  ------



Services, Inc. ("Affordable")), to the Issuer in exchange for 10 million shares of the Issuer's common stock.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The shares were acquired as consideration for the transfer of 100% of the capital stock of Carnet, SEDA and Affordable by FACT South to the Issuer.

         In September of 1999, FACT filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division (case number 99-15934-8C1). It currently continues to operate its business as a debtor-in-possession. FACT has filed with the Bankruptcy Court a Debtor's Motion to Approve Compromise of Controversy with FACT South, LLC, seeking court approval for a compromise between FACT and FACT South under which FACT South will transfer to FACT all of the shares in the Issuer owned by FACT South in exchange for the partial satisfaction of debt owed by FACT South to FACT.

ITEM 5.  INTERESTS IN SECURITIES OF ISSUER.

         (a) Ms. Davisson, through her position as the sole Trustee of FACT may be deemed to be the beneficial owner of 10,000,000 shares, or 92.8% of the outstanding shares of Common Stock (based on the shares outstanding as of the date of this filing). FACT South is the direct and beneficial owner of 10,000,000 shares (92.8%) of the outstanding shares of Common Stock of the Issuer.

         (b)      Number of shares as to which such Reporting Person has:

                  (i)      Sole power to vote or direct the vote: 10,000,000

                  (ii)     Shared power to vote or direct the vote: 10,000,000

                  (iii) Sole power to dispose or to direct the disposition of: 10,000,000

                  (iv) Shared power to dispose or to direct the disposition of: 10,000,000

         (c)      Not applicable

         (d)      Not applicable

         (e)      Not applicable.

CUSIP No.      928559 10 3            13D                PAGE  7  of  10  PAGES
         ---------------------                               -----  ------



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits hereto:

         1.       Joint Filing Agreement between Derri Davisson, FACT and FACT
                  South.

         2. Stock Purchase Agreement by and among Jackal Industries, Inc. as Acquiror and FACT South, LLC as Acquiree.


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Dated: October 11, 2000                /s/ Derri Davisson
     --------------------------        -------------------------------------
                                           Derri Davisson



Dated: October 11, 2000                FIRST AMERICAN CAPITAL TRUST
      -------------------------


                                       By: /s/ Derri Davisson
                                          ----------------------------------
                                               Derri Davisson, as Trustee



Dated: October 11, 2000                FACT SOUTH, LLC
      -------------------------

                                       By: First American Capital Trust, member


                                       By: /s/ Derri Davisson
                                          -------------------------------------
                                               Derri Davison, Trustee

CUSIP No.      928559 10 3            13D                PAGE  8  of  10  PAGES
         ---------------------                               -----  ------



                                 EXHIBIT INDEX


Exhibit
                                ---------------

1. Joint Filing Agreement between Derri Davison, First American Capital Trust and FACT South, LLC.

2. Stock Purchase Agreement by and among Jackal Industries, Inc. as Acquiror and FACT South, LLC as Acquiree.